EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	2015	2014	2013	2012	2011
Earnings before income taxes and equity earnings	$710.5	$630.9	$526.2	$460.2	$412.9
Distributed income of equity investees	–	–	–	–	5.0

Earnings before income taxes and equity earnings, as adjusted	$710.5	$630.9	$526.2	$460.2	$417.9

Fixed charges:
Interest on debt	$51.0	$51.8	$55.3	$55.2	$60.4
Interest element of rentals	2.7	2.9	2.7	2.4	2.7

Total fixed charges	$53.7	$54.7	$58.0	$57.6	$63.1

Total adjusted earnings available for payment of fixed charges	$764.2	$685.6	$584.2	$517.8	$481.0

Ratio of earnings to fixed charges	14.2	12.5	10.1	9.0	7.6

2015 ANNUAL REPORT	113